Via Edgar

May 23, 2014

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Kevin Stertzel

Re:	McDermott International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 3, 2014
File No. 1-08430

Ladies and Gentlemen:

We have received the Staff’s comment letter dated May 20, 2014 with respect to the McDermott International, Inc. Annual Report on Form 10-K for the year ended December 31, 2013. The comment letter requests McDermott to provide its written responses to the Staff within 10 business days or to tell the Staff when it will provide a response. McDermott is in the process of identifying the necessary information that will be required to adequately respond to the comment letter, but is hereby requesting an extension of time to fully respond to the Staff’s comments due to the timing of management team travel schedules. McDermott expects to provide its responses to the comment letter by no later than June 18, 2014

If you have any questions or require any additional information with respect to the matters included within this letter, please do not hesitate to contact the undersigned at (281) 870-5606.

Sincerely yours,

MCDERMOTT INTERNATIONAL, INC.

By:	/s/ Perry L. Elders
Perry L. Elders
Senior Vice President and Chief Financial Officer